UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SEC FILE NUMBER 001-33429
FORM 12b-25
CUSIP NUMBER 004854105

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ACORN INTERNATIONAL, INC.

Full Name of Registrant

N/A

Former Name if Applicable

19/F, 20th Building, 487 Tianlin Road

Address of Principal Executive Office (Street and Number)

Xuhui District, Shanghai, 200233

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Acorn International, Inc. (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2014 within the prescribed time period because it requires additional time to complete the presentation of its financial statements and the analysis thereof. The Company plans to file its annual report on or before the extended deadline permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Geoffrey Weiji Gao	+86-21	5151-8888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of (i) the industry-wide changes in PRC regulations and rules on TV advertising, and (ii) the pendency of a legal proceeding in the Cayman Islands between two groups of shareholders relating to the management and direction of our company, which was not substantially resolved until the Cayman Islands court issued a final order in March 2015, we expect our revenues will drop significantly while our net losses will increase significantly compared to the prior period of the corresponding fiscal year, but cannot quantify the change until the completion of our audited financial statements.

ACORN INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2015	By:	/s/ Geoffrey Weiji Gao
Geoffrey Weiji Gao
Principal Financial and Accounting Officer